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                                                                   Exhibit  99.1


              VIVENDI UNIVERSAL CLOSES SALE OF CANAL+ TECHNOLOGIES





Paris, February 5, 2003 - The sale of Vivendi Universal's [NYSE: V; Paris
Bourse: EX FP] 89% stake in Canal+ Technologies to Thomson Multimedia has been closed on the basis of E190 million in cash: E169 million has been collected and the remainder is to be paid after post-closing adjustment.



Important Disclaimer
--------------------

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that the sale will not materialize in the timing or manner described above; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission (at <www.sec.gov>) or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide updates or to revise any forward-looking statements.



CONTACTS:
Paris
Media
Antoine Lefort
+33 (1) 71.71.1180
Alain Delrieu
+33 (1).71.71.1086
New York
Anita Larsen
+(1) 212.572.1118